

04016053

SECU......S AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

AH 3-17-2004

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response......12.00 | |

| SEC FILE NUMBER |
|---|
| 8- 43948 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-01-2003_____ AND ENDING _____12-31-2003_____

MM/DD/YY                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    HUBERMAN FINANCIAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12900 PRESTON ROAD, SUITE 630

(No. and Street)

DALLAS            TEXAS            75230

(City)            (State)            (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ISAC HUBERMAN      (972) 239-1000           (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILIP VOGEL & CO. PC

(Name – if individual, state last, first, middle name)

10440 N. CENTRAL EXPRESSWAY SUITE 1200    DALLAS, TX    75231-2232

(Address)           (City)           (State)           (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 01 2004

THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, _____ ISAC HUBERMAN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ HUBERMAN FINANCIAL, INC. _____ , as of _____ MARCH 1 _____ , 2004 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIA McGARRY
NOTARY PUBLIC
STATE OF TEXAS
Com. Exp. 12-29-2004

_____
Signature

_PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**PHILIP VOGEL & CO. PC**
CERTIFIED PUBLIC ACCOUNTANTS

HUBERMAN FINANCIAL, INC.

REPORT ON INTERNAL
ACCOUNTING CONTROL

DECEMBER 31, 2003



# PHILIP VOGEL & CO. PC
### CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800  Fax: 214/346-5899
E-mail: firm@philipvogel.com

Board of Directors and Stockholder
Huberman Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Huberman Financial, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications and comparisons

2.  Recordation of differences required by rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



# PHILIP VOGEL & CO. PC
## CERTIFIED PUBLIC ACCOUNTANTS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILIP VOGEL & CO. PC

Certified Public Accountants

Dallas, Texas

February 26, 2004



# PHILIP VOGEL & CO. PC
## CERTIFIED PUBLIC ACCOUNTANTS

HUBERMAN FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

## CONTENTS



**PHILIP VOGEL & CO. PC**
CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800  Fax: 214/346-5899
E-mail: firm@philipvogel.com

## INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Huberman Financial, Inc.

We have audited the accompanying statement of financial condition of Huberman Financial, Inc. as of December 31, 2003, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huberman Financial, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILIP VOGEL & CO. PC

Certified Public Accountants

Dallas, Texas

February 26, 2004

Members: American Institute of Certified Public Accountants • Texas Society of Certified Public Accountants
CPA Associates International, Inc. with Associated Offices in Principal U.S. and International Cities

# HUBERMAN FINANCIAL, INC.

## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2003

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 92,997 |
| Cash subject to withdrawal restrictions | | 1,983 |
| Receivables from broker-dealers and clearing organizations | | 31,066 |
| Marketable securities, at market value | | 54,165 |
| Furniture and equipment, at cost, less accumulated depreciation | | 7,496 |
| Deposits | | 4,683 |
| Prepaid expenses | | 3,581 |
| Other assets | | 4,200 |
| | $ | 200,171 |

### Liabilities and stockholder's equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Securities sold, not yet purchased, at market value | $ | 2,593 |
| Payables to broker-dealers and clearing organizations | | 16,574 |
| Accrued expenses | | 30,474 |
| Total liabilities | $ | 49,641 |

Commitments and contingencies (Note G)

| | | |
|---|---|---:|
| Stockholder's equity: | | |
| Common stock, $1 par value, authorized 100,000 shares, 500 shares issued and outstanding | $ | 500 |
| Additional paid-in capital | | 217,500 |
| Accumulated deficit | | (67,470) |
| Total stockholder's equity | $ | 150,530 |
| | $ | 200,171 |

*The accompanying notes are an integral part of this statement.*

# HUBERMAN FINANCIAL, INC.

## STATEMENT OF INCOME (LOSS)
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---:|
| Revenues: | | |
| Commissions | $ | 271,802 |
| Interest income | | 4,225 |
| Trading income | | 133,814 |
| Other income | | 18,517 |
| Total revenues | $ | 428,358 |
| | | |
| Expenses: | | |
| Employee compensation and benefits | $ | 129,107 |
| Exchange and clearance fees | | 36,680 |
| Interest expense | | 3,401 |
| Occupancy expenses | | 42,405 |
| General and administrative expenses | | 212,641 |
| Total expenses | $ | 424,234 |
| Net income | $ | 4,124 |
| | | |
| Earnings per share of common stock | $ | 8.25 |

*The accompanying notes are an integral part of this statement.*

# HUBERMAN FINANCIAL, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | Common stock | | Additional paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances - January 1, 2003 | 500 | $ 500 | $ 217,500 | $ (23,444) | $ 194,556 |
| Dividend distributions | | | | (48,150) | (48,150) |
| Net income for the year | | | | 4,124 | 4,124 |
| Balances - December 31, 2003 | 500 | $ 500 | $ 217,500 | $ (67,470) | $ 150,530 |

*The accompanying notes are an integral part of this statement.*

## HUBERMAN FINANCIAL, INC.

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS
### FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Subordinated borrowings at January 1, 2003 | $ - |
| Increases during the year | - |
| Decreases during the year | - |
| Subordinated borrowings at December 31, 2003 | $ - |

*The accompanying notes are an integral part of this statement.*

# HUBERMAN FINANCIAL, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | | | |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net income | | | $ | 4,124 |
| | | | | |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | | | |
| Depreciation | $ | 6,456 | | |
| | | | | |
| Changes in operating assets: | | | | |
| Decrease in receivables from broker-dealers and clearing organizations | | 28,512 | | |
| Decrease in marketable securities | | 230,578 | | |
| | | | | |
| Changes in operating liabilities: | | | | |
| Increase in securities sold, not yet purchased | | 289 | | |
| Decrease in payables to broker-dealers and clearing organizations | | (241,776) | | |
| Decrease in accrued expenses | | (14,101) | | |
| | | | | |
| Total adjustments | | | | 9,958 |
| | | | | |
| Net cash provided (used) by operating activities | | | $ | 14,082 |
| | | | | |
| Cash flows from investing activities: | | | | |
| Change in cash subject to withdrawal restrictions | $ | 98,017 | | |
| Purchase of furniture and equipment | | (976) | | |
| | | | | |
| Net cash provided (used) by investing activities | | | | 97,041 |
| | | | | |
| Cash flows from financing activities: | | | | |
| Dividend distributions | $ | (48,150) | | |
| | | | | |
| Net cash provided (used) by financing activities | | | | (48,150) |
| | | | | |
| Net increase (decrease) in cash and cash equivalents | | | $ | 62,973 |
| | | | | |
| Cash and cash equivalents: | | | | |
| Beginning of year | | | | 30,024 |
| | | | | |
| End of year | | | $ | 92,997 |
| | | | | |
| Supplemental cash flows disclosure: | | | | |
| Interest paid | | | $ | 3,730 |
| | | | | |
| Interest received | | | $ | 4,053 |

*The accompanying notes are an integral part of this statement.*

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

## Note A - Organization and nature of business:

Huberman Financial, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory business. The Company operates as a correspondent and forwards all transactions and customer accounts to BNY Clearing Services, L.L.C. who carries such accounts on a fully disclosed basis. The Company is a Texas Corporation and maintains its principal office in Dallas, Texas.

## Note B – Summary of significant accounting policies:

### Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

### Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Depreciation

Depreciation of office furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years.

### Cash and cash equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. Cash with withdrawal restrictions represents amounts on deposit from proprietary traders and is reported separately from cash.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

**Note B – Summary of significant accounting policies (continued):**

**Trading income**

Trading income includes trading gains and losses on marketable securities and income from broker-dealers associated with the Company. The income from the broker-dealers includes reimbursements for expenses related to the activities of the broker-dealers.

**Note C – Receivable from and payable to broker-dealers and clearing organizations:**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003 consist of the following:

|  | Receivable | Payable |
|---|---|---|
| Broker-dealers | $ - | $ - |
| Clearing organizations | 31,066 | - |
| Clearing brokers | - | (16,574) |
|  | $ 31,067 | $ (16,574) |

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

**Note D – Securities owned and sold, not yet purchased:**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

|  | Owned | Sold, not yet purchased |
|---|---|---|
| Corporate stocks | $ 54,165 | $ 2,593 |

**Note E – Financial instruments:**

**Accounting policies**

Derivative financial instruments used for trading purposes are carried at market value. Market values for exchange-traded derivatives, principally certain options, are based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial statements.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note E – Financial instruments (continued):

**Financial instruments with off-balance-sheet risk**

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

The majority of the Company's transactions with off-balance sheet risk are short-term in duration with an average maturity of less than one year.

**Concentrations of credit risk**

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note F – Furniture and equipment:

The Company's furniture and equipment as of December 31, 2003 was as follows:

| | |
|---|---|
| Office equipment | $ 74,468 |
| Office furniture and fixtures | 13,004 |
| | $ 87,472 |
| Accumulated depreciation | 79,976 |
| | $ 7,496 |

Depreciation expense charged to operations for the year ended December 31, 2003 was $6,456.

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

## Note G - Commitments:

### Lease commitments

The Company has obligations under operating leases with initial noncancellable terms in excess of one year. The Company has not renewed its office lease and is currently under a monthly arrangement for its space. Aggregate annual rentals for office space and equipment at December 31, 2003 are approximately as listed below:

| Year ending December 31, | Amount |
|---|---|
| 2004 | $ 4,700 |
| 2005 | 1,900 |
| 2006 | - |
| | $ 6,600 |

The amount of rent expense charged to operations for the year ended December 31, 2003 was $44,474.

### Other commitments

In the normal course of business, the Company enters into underwriting commitments. There are no such transactions relating to such underwriting commitments that were open at December 31, 2003.

## Note H - Net capital requirements:

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $120,328, which was $20,328 in excess of its required net capital of $100,000. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

## Note I - Reserve requirement:

The Company does not engage in any transactions that would require the maintenance of a reserve account under SEC rule 15c3-3.

## Note J – Income taxes:

The Company has elected to be taxed as an S Corporation under the Internal Revenue Code. Under those provisions, the Company will not be subject to federal income taxes at the corporate level, since the income of the Company will be included in the taxable income of the Company's stockholder.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 and uses the liability method of accounting for state income taxes. Under the liability method, a provision for state income taxes is recorded to the extent that the amount of state tax payable on the Company's income exceeds the state franchise tax payable based on the Company's capital.

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

**Note J – Income taxes (continued):**

The amount of income-based state taxes payable in future years on the net temporary differences between the financial reporting and the tax reporting basis of the Company's assets and liabilities does not exceed the capital-based state franchise taxes payable in future years. Therefore, no deferred state tax liabilities or assets have been recognized in the accompanying financial statements.

**Note K – Earnings per share:**

Earnings per share of common stock were computed by dividing the net income by the number of common shares outstanding for the year.

SUPPLEMENTAL INFORMATION

**SCHEDULE I**

**HUBERMAN FINANCIAL, INC.**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2003**

Net capital:

| | | |
|---|---|---|
| Total stockholder's equity | | $ 150,530 |
| Deduct stockholder's equity not allowable | | - |
| | | |
| Total stockholder's equity qualified for net capital | | $ 150,530 |

Add:

| | | |
|---|---|---|
| Subordinated liabilities allowable | | - |
| | | |
| Total capital and allowable subordinated liabilities | | $ 150,530 |

Deductions and/or charges:

Nonallowable assets:

| | | |
|---|---|---|
| Furniture and equipment, net | $ 7,496 | |
| Deposits | 4,683 | |
| Prepaid expenses | 3,581 | |
| Other | 4,200 | |
| | | |
| Total nonallowable assets | | 19,960 |
| | | |
| Net capital before haircuts on securities positions | | $ 130,570 |

Haircuts on securities:

Trading and investment securities:

| | | |
|---|---|---|
| Stocks | $ 8,125 | |
| Undue concentrations | 2,117 | |
| | | |
| Total haircuts on securities | | 10,242 |
| | | |
| Net capital | | $ 120,328 |

Aggregate indebtedness:
Items included in statement of financial condition:
Payables to broker-dealers — $ 16,574
Other accounts payable and accrued expenses — 30,474

Total aggregate indebtedness — $ 47,048

Computation of basic net capital requirement:
Minimum net capital required — $ 31,365

Minimum dollar net capital requirement — $ 100,000

Net capital requirement — $ 100,000

Excess net capital — $ 20,328

Excess net capital at 1500% — $ 88,963

Excess net capital at 1000% — $ 115,624

Ratio: Aggregate indebtedness to net capital — 0.39 to 1

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of
December 31, 2003):

Net capital as reported in Company's Part II
(unaudited) Focus Report — $ 134,642

Audit adjustment — (14,314)

Net capital per above — $ 120,328

# SCHEDULE II

## HUBERMAN FINANCIAL, INC.

### COMPUTATION FOR DETERMINATION OF RESERVE
### REQUIREMENTS UNDER RULE 15c3-3 OF
### THE SECURITIES AND EXCHANGE COMMISSION
### AS OF DECEMBER 31, 2003

Huberman Financial, Inc. does not engage in any transactions that require the maintenance of a reserve account under Rule 15c3-3.

## SCHEDULE III

## HUBERMAN FINANCIAL, INC.

## INFORMATION RELATING TO POSSESSION OR CONTROL
## REQUIREMENTS UNDER RULE 15c3-3 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2003

Huberman Financial, Inc. operates as a correspondent and forwards all transactions and customer accounts to National Financial Services L.L.C. who carries such accounts on a fully disclosed basis.